Filed by Union Bankshares Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company:  Access National Corporation

Commission File Number: 000-49929

Union Bankshares Acquisition of Access National Corporation

Frequently Asked Questions

October 5, 2018

Why we are merging:

Q.	What does this announcement mean for Union?

A.	We have announced that Union and Access have signed a merger agreement, which is subject to certain closing conditions, whereby Access will merge into Union.

The announcement fits in with our 2018 priorities and stated growth plans. Once merged, our combined assets will be $16.0 billion, with deposits of $11.9 billion and loans of $11.4 billion based on financial data as of June 30, 2018. We will operate 153 branches and more than 200 ATMs across Virginia – and in select locations in North Carolina and Maryland. Our size and footprint will be unmatched by any other bank based in the region and we will have locations where you live, work and play.

The new Union will have the strength and convenience that underlies a larger bank, but retain our strong commitment to enriching the lives and communities we serve. We will offer a unique value to our customers – one that no other bank in our footprint offers.

Q.	Why Access National?

A.	Access has grown since it was started in 1999 to become one of the larger community banks headquartered in Virginia. As of September 30, 2018, Access has around 415 associates, 15 branches, 9 ATMs, a sizable presence in Northern Virginia and a well-regarded commercial banking, mortgage and wealth management and trust business. In certain markets, Access also operates under the Middleburg Bank brand.

We share a commitment to delivering a best-in-class customer experience and top-tier financial performance supported by a high performing culture. By combining, we will create a bank with the size and scale to compete with the national and super regional banks and further accelerate our progress to generate top-tier financial performance for our shareholders and a rewarding experience for our Teammates.

Q.	Now that Union has announced its acquisition of Access, what happens next?

A.	The announced agreement contains several closing conditions that must be satisfied before the acquisition can be completed. We will now begin the process of obtaining regulatory and shareholder approval and working towards closing the transaction. Between now and the closing date, there will be no changes in Union’s day-to-day business operations and the two companies will continue to operate independently.

Q.	When is the “closing date”?

A.	The closing date is when Union Bankshares (the holding company) officially acquires Access National Corporation, after we receive regulatory and shareholder approval. This is when Access will officially merge with Union Bank & Trust and the Access associates will become Union Bank & Trust Teammates. The closing date is still to be determined and will depend on receiving all the necessary approvals. We hope to close in early 2019.

Q.	What will the Executive Organizational structure be for Union?

A.	Union’s Executive Leadership Team led by John Asbury will lead the combined organization. Until the closing date, the Access leadership team will continue to lead Access with a focus on their current business and will be active participants in the integration of their respective functions.

Q.	Will we change our name?

A.	No. The company will continue to use the Union Bank & Trust name in Maryland and Virginia. Going forward, Union will utilize the Middleburg Wealth / Middleburg Trust name for our wealth management and trust businesses, excluding our recently acquired Registered Investment Advisor firms. This helps Union as we were already working on a planned rebranding of our wealth management services to something that was differentiated from our bank. This is common in the industry as it improves market perception of bank wealth management services. Like it or not, market research consistently indicates that wealth customers perceive independent wealth management brands as more capable than bank brands.

Q.	Will our headquarters move?

A.	No. Our headquarters will remain at Three James Center in Richmond.

Q.	Where will back-office operations be located?

A.	The Ruther Glen operations center will continue to be our primary location for centralized back-office operations.

Q.	In the interim – until closing – is there anything we should or should not do?

A.	We need each of you to stay focused on delivering a best in class customer experience.

Q.	Who will lead the merger integration?

A.	As with the Xenith integration, we will form an Integration Management Team with representatives from Union and Access to map out the integration of the two companies. We will leverage the same project management approach that has served us well in the past. The membership will be communicated as soon as it is identified. Managers from both banks will participate in this integration.

Q.	How will we receive updates regarding the acquisition?

A.	Union and Access will maintain consistency on the high level content and timing of communications. However, the medium and tone will be defined by each bank separately. Access employees will receive communications directly from Access management and Union Teammates will receive communications directly from Union management.

Q.	How will information be shared with our Access counterparts?

A.	Information sharing should take place between Union and Access management counterparts. Any requests for a Union employee to share information with Access must come from a member of Union management. Please promptly ask any questions to a member of Union management. See Q&A below regarding sharing of customer information.

TEAMMATE IMPACT:

Q.	How does this impact our culture?

A.	We remain committed to creating a strategically aligned, high performing, customer focused culture. The foundation of our culture is built upon our values: Commitment, Integrity and Trust, Knowledge, Respect, Teamwork and Customer Focus. No matter our size, we cherish and will protect our community bank legacy of customer experience, local market knowledge and responsiveness.

Q.	Will my job with Union be impacted?

A.	There will be minimal job impact for Union teammates. It will be business as usual.

Q.	Will other jobs be impacted?

A.	As is customary with merger transactions, there will be redundancy in certain positions as a result of the merger, particularly in back office and supporting roles. In the coming weeks we will evaluate the needs of the organization with a goal of creating efficiency and delivering a best in class customer experience. What we do know now:

Branch: There is very little duplication of the branch locations. Associates in locations where we currently don’t operate will continue to be employed. We have two branches where there will be some overlap. Teammates in these branches that are being consolidated will be placed in other branches in the area.

Commercial: It is important that we retain the commercial team from Access. While there is some overlap in the Northern Virginia market, the market is more than large enough to support the full teams from both organizations. When we combine the teams, we will build a preeminent commercial banking operation in Northern Virginia and one that can compete against any other bank in the area.

Wealth Management: Similar to commercial, it is important that we retain the wealth teams from Access, which operates as Middleburg Wealth and Middleburg Trust. There is some overlap particularly in Richmond where Middleburg Trust and Middleburg Wealth maintain a sizeable staff. We need all client facing roles and will address any duplicative back office operations as soon as we have completed our assessment.

Q.	Will my benefits change after the merger?

A.	Union’s benefits and programs will remain intact. Access associates who join Union will transition into our benefit programs after the merger.

Q	Access has a mortgage operation and Union just exited its mortgage business, will Union keep the Access mortgage operations?

A.	Access’s mortgage business has been a strong financial performer for them through good times and bad. We expect to continue to operate the business post merger largely as it is currently conducted.

CUSTOMERS and IMPACT:

Q	What customer system will be used and when is the conversion scheduled?

A.	Access will convert to the Union core applications. The system conversion date is still to be determined, but it is anticipated to occur in the second quarter of 2019. A date will be announced as soon as possible. Until systems are converted Access will continue to use its current systems.

Q.	How will this affect our customers?

A.	Since we expect Access will convert to Union systems, we do not expect the integration to have any impact on Union’s current customers. It will of course provide greater convenience in Northern Virginia as we add the Access and Middleburg branches to the Union network post systems integration.

Q.	What do I say if customers ask me questions about this acquisition?

A.	This is exciting news for our company. Please feel free to share our press release as appropriate or use the frequently asked questions for customers – which are posted on the Intranet.

Q.	Will Access customers be able to use our branches?

A.	No. Until the conversion and integration is complete, the acquired Access and Middleburg branches will use different systems than other Union branches.

Q.	To what extent should specific customer information be shared?

A.	Customer information should not be shared until after the closing date of the acquisition. Please contact Rachael Lape, Union General Counsel, with questions or for guidance in the event you receive a request for client data.

Q:	Where can Teammates go to find more information?

A:	We will continue to provide information on the Intranet as more details become available. In the meantime, please feel free to reach out to your manager if you have additional questions.

External and press calls should be directed to: Beth Shivak at extension x5476 or 804.327.5476.

If you have a question that isn’t listed above, please contact: unionintegration@bankatunion.com and we will work on getting you an answer.

Important Additional Information will be Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by Union of Access. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the proposed acquisition, Union will file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Union and Access and a prospectus of Union (the “Joint Proxy/Prospectus”), and each of Union and Access may file with the SEC other relevant documents concerning the proposed transaction. A definitive Joint Proxy/Prospectus will be sent to the shareholders of Union and Access. Investors and shareholders of Union and Access are urged to read carefully and in their entirety the Registration Statement and Joint Proxy/Prospectus when they become available and any other relevant documents filed with the SEC by Union and Access, as well as any amendments or supplements to those documents, because they will contain important information about the proposed transaction.

Investors and shareholders may obtain free copies of the Registration Statement and the Joint Proxy/Prospectus (when available) and other documents filed with the SEC by Union and Access through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy/Prospectus and other documents filed with the SEC also may be obtained by directing a request by telephone or mail to Union Bankshares Corporation, 1051 East Cary Street, Suite 1200, Richmond, Virginia 23219, Attention: Investor Relations (telephone: (804) 633-5031), or Access National Corporation, 1800 Robert Fulton Drive, Suite 300, Reston, VA 20191. Attention: Sheila Linton (telephone: (703) 871-2100), or by accessing Union’s website at www.bankatunion.com under “Investor Relations” or Access’s website at www.accessnationalbank.com under “Investor Relations.” The information on Union’s and Access’s websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Union, Access and their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Union or Access in connection with the proposed transaction. Information about the directors and executive officers of Union and their ownership of Union common stock is set forth in the proxy statement for Union’s 2018 annual meeting of shareholders, which was filed with the SEC on March 21, 2018. Information about the directors and executive officers of Access and their ownership of Access common stock is set forth in the proxy statement for Access’s 2018 annual meeting of shareholders, which was filed with the SEC on April 12, 2018. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy/Prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, projections, predictions, expectations, or beliefs about future events or results and are not statements of historical fact. Such statements also include statements as to the anticipated impact of the Union acquisition of Access, including future financial and operating results, ability to successfully integrate the combined businesses, the amount of cost savings, overall operational efficiencies and enhanced revenues as well as other statements regarding the acquisition. Such forward-looking statements are based on various assumptions as of the time they are made, and are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are often accompanied by words that convey projected future events or outcomes such as “expect,” “believe,” “estimate,” “plan,” “project,” “anticipate,” “intend,” “will,” “may,” “view,” “opportunity,” “potential,” or words of similar meaning or other statements concerning opinions or judgment of Union or Access or their management about future events. Although each of Union and Access believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance, or achievements of Union or Access will not differ materially from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Actual future results performance, or achievements may differ materially from historical results or those anticipated depending on a variety of factors, including but not limited to, the businesses of Union and Access may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the proposed acquisition may not be fully realized or realized within the expected time frame, revenues following the proposed acquisition may be lower than expected, customer and employee relationships and business operations may be disrupted by the proposed acquisition, the diversion of management time on acquisition-related issues, changes in Union’s share price before closing, risks relating to the potential dilutive effect of shares of Union common stock to be issued in the proposed transaction, the ability to obtain regulatory, shareholder or other approvals or other conditions to closing on a timely basis or at all, the ability to close the proposed acquisition on the expected timeframe, or at all, and that closing may be more difficult, time-consuming or costly than expected, the reaction to the proposed acquisition of the companies’ customers, employees and counterparties, and other risk factors, many of which are beyond the control of Union and Access. We refer you to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Union’s Annual Report on Form 10-K for the year ended December 31, 2017, and Access’s Annual Report on Form 10-K for the year ended December 31, 2017 and comparable “risk factors” sections of Union’s and Access’s Quarterly Reports on Form 10-Q and other filings, which have been filed with the SEC and are available on the SEC’s website at www.sec.gov. All of the forward-looking statements made in this communication are expressly qualified by the cautionary statements contained or referred to herein. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Union, Access or their respective businesses or operations. Readers are cautioned not to rely too heavily on the forward-looking statements contained in this communication. Forward-looking statements speak only as of the date they are made and neither Union nor Access undertakes any obligation to update, revise or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.